K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

July 10, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Direxion Shares ETF Trust

-Direxion Daily FTSE Cürex USD Bull 3X Shares

-Direxion Daily FTSE Cürex USD Bear 3X Shares

-Direxion Daily FTSE Cürex EUR Bull 3X Shares

-Direxion Daily FTSE Cürex EUR Bear 3X Shares

-Direxion Daily FTSE Cürex YEN Bull 3X Shares

-Direxion Daily FTSE Cürex YEN Bear 3X Shares

File Nos. 333-150525; 811-22201

Post-Effective Amendment No. 137

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 137 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP